PETRONE WORLDWIDE, INC.

2200 N. Commerce Parkway

Weston, Florida 33326

July 27, 2018

Bryan Hough

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re: Request to Withdraw

Petrone Worldwide, Inc.

Registration Statement on Form S-1

Filed February 6, 2017

File No. 333-215899

Dear Hough:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Petrone Worldwide, Inc. (the Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1, originally filed on February 6, 2017 (the “Registration Statement”). The Registration Statement has not been declared effective, and no shares of the Company’s common stock have been sold under the Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the U.S. Securities and Exchange Commission (the “Commission”) in connection with the filing of the Registration Statement be credited for future use.

Please email a copy of the written order to the Company, attention Victor Petrone at vpetrone@petroneworldwide.com.

If you have any questions with respect to this matter, please call counsel for the Company, Mr. Scott Doney at (702) 982-5686. Thank you for your assistance in this matter.

Very truly yours,

By:  /s/ Victor Petrone

Victor Petrone

CEO of Petrone Worldwide